

Caleb Stuart · 3rd

SVP, General Counsel, and Secretary at General Genomics Inc.

Midland-Odessa Area · 500+ connections · Contact info



General Genomics Ir

Southern Methodist University Dedman S

Featured



Correlations and Influencing Factors (CIF)
Risk Under Normalcy (RUN) Score
Treatment Success Evaluations (TSE)
Mass Exposure Predictions - Prediction Index Number (PIN)
Secure Health Database (SHD)
AI
Proprietary Predictive Algorithm (PPA)
Verification and Validation System (VVS)

My lawfirm has been working on a very exciting developr that is receiving an unprecedented amount of news. Cha and progrees is coming!

Midlander creates algorithm to predict likelihood of inf
mrt.com • 3 min read



10 · 1 Comment

Experience



SVP, General Counsel, and Secretary
General Genomics Inc. · Full-time
Apr 2020 – Present · 9 mos
United States



Equity Partner
The Stuart Firm · Full-time
Mar 2018 – Present · 2 yrs 10 mos
Midland



Attorney
Thompson, Coe, Cousins & Irons L.L.P.
Aug 2017 – Mar 2018 · 8 mos
Dallas, Texas

- Actively address, manage, and defuse legal issues, concerns, and dispute for clients
- Counsel clients in the construction, trucking, and oil & gas industries on legal concerns
- Represent clients through litigation in various courts throughout Texas
- Counsel clients on business concerns as they conflict with law—local, federal and ...see mor



Law Clerk
The Bassett Firm
Sep 2015 – May 2016 · 9 mos
Dallas, Texas

- Drafted 17 plus memos regarding procedure, tactics, and insurance-specific issues
- Provided 68 hours of pro bono work to clients
- Counseled business clients regarding legal concerns, especially as it relates to personal injur liability



Legal Intern
Enterprise Products
May 2015 – Aug 2015 · 4 mos

- Reviewed and revised purchase agreements for editing, organization, and clarity
- Drafted and revised three connection agreements, two guarantees, and other domestic and foreign contracts
- Helped research and draft issues for litigation as well as attended depositions   ...see mor

Show 3 more experiences ⌄

Education



Southern Methodist University Dedman School of Law
Juris Doctorate, Homeland Security, Law Enforcement, Firefighting and Related Protective Services
2015 – 2017
Activities and Societies: Activities: Consumer Advocacy Clinic; Student Bar Association Mentor Veteran's Society Organizations: Dallas Association Young Lawyers; Dallas Bar Association; Houston Bar Association; American Bar Association



South Texas College of Law Houston

Juris Doctorate, Law

2014 – 2015

Transferred after first year to graduate from SMU Dedman School of Law with my Juris Doctorate.



Lamar University

Bachelor of Applied Science, Criminal Justice/ Legal Studies, 3.8

2011 – 2013

Activities and Societies: Phi Alpha Delta, Alpha Phi Sigma

Graduated with high honors - Magna Cum Laude



